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09059441

S
:COMMISSION
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SEC Mail Processi
Section

FEB 26 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan Professionals, Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 S.W. 6th Street, Suite 400
(No. and Street)

Topeka (City) Kansas (State) 66603-3810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schneider 785-232-2378
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benson Accounting, CPA, PA
(Name - if individual, state last, first, middle name)

1929 S. Ohio Street (Address) Salina (City) Kansas (State) 67401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Mark A. Schneider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan Professionals, Limited, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jessica Vasquez
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5-17-09

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLAN PROFESSIONALS, LIMITED
Financial Statements
And
Independent Auditors' Report

December 31, 2008

Table of Contents

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA   MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157   FAX: 785-827-3159

Independent Auditors' Report

To the Board of Directors and Stockholders of
PLAN PROFESSIONALS, LIMITED

We have audited the accompanying statement of financial condition of **Plan Professionals, Limited** (a Kansas "S" corporation) as of December 31, 2008, and the related statements of income, changes in retained earnings, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes considering internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Plan Professionals, Limited** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA
Joel Benson, CPA

February 23, 2009
Salina, KS

PLAN PROFESSIONALS, LIMITED
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	856
Receivable from Mutual Funds and Insurance Companies		5,044
Marketable Securities Owned		
Original Cost	$	3,300
Unrealized Gains/(Losses)	$	4,113
Total Marketable Securities Owned (Market Value)		7,413
Total Current Assets:		13,313
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $32,155		795
Total Assets:	$	14,108

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Line-of-credit Loan	$	0
Stockholders' Equity		
Common Stock, No Par Value, $1 Stated Value Authorized 200,000 Shares, Issued and Outstanding 13,959 Shares		13,959
Retained Earnings		149
Total Stockholders' Equity	$	14,108
Total Liabilities & Stockholders' Equity	$	14,108

See auditors' report and accompanying notes.

PLAN PROFESSIONALS, LIMITED
STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
For the Year Ended December 31, 2008

Revenues		
Commissions	$	33,962
Interest Income		5
		33,967
Expenses		
Other		9,787
Depreciation and amortization		318
Net Ordinary Income:	$	23,862
Other Comprehensive Income:		
Net Unrealized Gain/(Loss) on Marketable Securities	$	(7,434)
Net Comprehensive Income:	$	16,428
Retained Earnings – Beginning of the Year	$	5,906
Subchapter S Distributions to Stockholder		(22,185)
Retained Earnings – End of the Year	$	149

See auditors' report and accompanying notes.

PLAN PROFESSIONALS, LIMITED
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	16,428
Add Non-cash Expense, Depreciation		318
Add Non-cash Expense, Investment Unrealized Losses		7,434
Net (Increase) in Receivables		3,020
Net Cash Provided/(Used) by Operations	$	27,200
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	$	NONE
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of Credit Draws/(Repays) - Net	$	(5,000)
Dividend Distributions		(22,185)
Net Cash Provided/(Used) by Financing	$	(27,185)
NET INCREASE/ (DECREASE) IN CASH	$	15
CASH AT BEGINNING OF YEAR		841
CASH AT END OF YEAR	$	856

NOTE: The Company is an "S" Corporation and pays no income taxes.

See auditors' report and accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Plan Professionals, Limited have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity – Plan Professionals, Limited was formed on February 9, 1999, in the state of Kansas. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited dealer in the security broker-dealer industry and is limited to the distribution of mutual fund shares and/or variable life insurance or annuities. The Company does not hold customer funds or customer securities.

Method of Accounting – The Company utilizes the accrual basis of accounting. Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Accounts receivable consist of commissions due from mutual funds and insurance companies.

NOTE C – CONCENTRATIONS OF CREDIT RISK

The Company conducts nearly 64% of its business with one major customer, Nationwide.

NOTE D – INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

See auditors' report.

NOTE E – SECURITIES OWNED

The Company owns securities which are held for investment purposes. The investments consist of shares in NASDAQ.

NOTE F – SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at December 31, 2008.

NOTE G - COMMITMENTS

The Company has entered into a short-term lease for office facilities from a related party. The lease is automatically renewable for one year terms unless cancelled by either party. Future minimum lease payments are as follows:

Year ending December 31, 2009	$ 0

Payments under this lease totaled $0 for the year ended December 31, 2008.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule [SEC Rule 15c3-1 (a) (2) (vi)] which requires the maintenance of net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the company had net capital of $14,108 which is $9,108 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.

NOTE I – LINE OF CREDIT

The Company maintains a line of credit available of $5,000 at December 31, 2008, of which $0 was drawn. The line carries interest at the rate of Wall Street Journal Prime plus 3% (7% at 12/31/08). During the year, interest paid on the line totaled $358, none capitalized. The line is guaranteed by the shareholder. Maturity is not specified.

See auditors' report.

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders of
PLAN PROFESSIONALS, LIMITED

Our report on our audit of the basic financial statements of **Plan Professionals, Limited** for 2008 appears on page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 10 to 19, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA
Joel Benson, CPA

February 23, 2009
Salina, KS

PLAN PROFESSIONALS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

NET CAPITAL

Total stockholders' equity	$ 14,108
Deductions	
Haircuts on other trading & investment securities	(1,112)
Non-allowable assets	
Furniture & Equipment	(795)
Net Capital	$ 12,201

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	5,000
Excess net capital	$ 7,201
Excess net capital at 1,000%	$ 12,201
Ratio: Aggregate indebtedness to net capital	0 to 1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line of credit loan	$ 0

Plan Professionals, Limited computation of net capital per the focus report dated December 31, 2008 is also $12,201.

See auditors' report on supplemental information.

PLAN PROFESSIONALS, LIMITED
COMPUTATION FOR RESERVE REQUIREMENT UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company conducts a limited business, handling mutual funds and or variable annuities only. The Company does not hold customer funds or securities.

See auditors' report on supplemental information.

PLAN PROFESSIONALS, LIMITED
RECONCILIATION OF AUDIT REPORT TO MOST RECENT
UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA
As of December 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Per focus report	$ 12,201
Per audit report	$ 12,201
Difference	$ 0

COMPUTATION OF RESERVE REQUIREMENTS RULE 15c3-3

The Company is exempt from Rule 15c3-3.

See auditors' report on supplemental information.

PLAN PROFESSIONALS, LIMITED
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Not applicable. The Company does not hold customer funds or customer securities.

See auditors' report on supplemental information.

BENSON ACCOUNTING, CPA, PA

JOEL BENSON, CPA MARY BENSON, CPA

1929 S. OHIO ST.

SALINA, KS 67401

PH: 785-827-3157 FAX: 785-827-3159

Independent Auditors' Report on Reportable Conditions

To the Board of Directors and Stockholders of
PLAN PROFESSIONALS, LIMITED

In planning and performing our audit of the financial statements of **Plan Professionals, Limited** for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control and its operation would not necessarily disclose all matters in the internal control that might be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. However, we noted no matters involving the internal control and its operation that we consider to be reportable conditions as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson - CPA
Joel Benson, CPA

February 23, 2009
Salina, KS

BENSON ACCOUNTING, CPA, PA
JOEL BENSON, CPA MARY BENSON, CPA
1929 S. OHIO ST.
SALINA, KS 67401
PH: 785-827-3157 FAX: 785-827-3159

Independent Auditors' Report on Internal Controls

To the Board of Directors and Stockholders of
PLAN PROFESSIONALS, LIMITED

In planning and performing our audit of the financial statements and supplemental schedules of Plan Professionals, Limited (Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BENSON ACCOUNTING, CPA, PA

By: Joel Benson CPA

Joel Benson, CPA

February 23, 2009
Salina, KS

END